SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Range Resources Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

75281A109
(CUSIP Number)

Kathlyne Kiaie

c/o SailingStone Capital Partners LLC

One California Street, 30th Floor

San Francisco, California 94111

(415) 429-5178

with a copy to:

Marc Weingarten, Esq.

Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2018
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75281A109	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS SailingStone Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,621,584
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,621,584
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 41,621,584
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.70%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 75281A109	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS SailingStone Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,621,584
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,621,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 41,621,584
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.70%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 75281A109	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS MacKenzie B. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,621,584
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,621,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 41,621,584
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.70%
14	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 75281A109	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Kenneth L. Settles Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,621,584
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,621,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 41,621,584
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.70%
14	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 75281A109	SCHEDULE 13D/A	Page 6 of 9 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in the entirety by the following:

The shares of Common Stock herein reported as being beneficially owned by the Reporting Persons were acquired by SailingStone directly acting solely on behalf of its investment advisory clients. SailingStone has purchased a total of 41,621,584 shares of Common Stock in open-market purchases for an aggregate consideration of $1,117,403,453 (exclusive of brokerage commissions). To the best knowledge of the Reporting Persons, the funds used in such purchases were from SailingStone’s available investment capital and none of the consideration for such shares of Common Stock was represented by borrowed funds.

Item 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On July 9, 2018, SailingStone and SailingStone Holdings (collectively, the “SailingStone Parties”) entered into a Voting Support and Nomination Agreement with the Issuer (the “Agreement”). Under the terms of the Agreement, the Issuer will, as promptly as reasonably practical, appoint two independent directors to the Board who are to be mutually agreed upon by the Issuer and the SailingStone Parties, and who are expected to stand for election at the Issuer’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”) and at the Issuer’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”). Additionally, under the terms of the Agreement, the Issuer has agreed that one incumbent director shall not be included in the Board’s slate for election as a director at 2019 Annual Meeting and an additional incumbent director shall not be included in the Board’s slate at the 2020 Annual Meeting and that the size of the Board will be limited to a maximum of nine directors after the 2019 Annual Meeting. The Issuer will also take all necessary steps to ensure that the Chairman of the Board will not be the same person as the chief executive officer of the Issuer and the SailingStone Parties have agreed to vote all of their shares of Common Stock in support of the Issuer’s slate of director nominees at the 2019 Annual Meeting and the 2020 Annual Meeting).

The Agreement provides for certain customary standstill provisions, which are set to terminate, along with the Agreement itself, the earlier of: (i) thirty days prior to the last date on which individuals may be nominated for directors at the first annual meeting of the Company following the 2020 Annual Meeting, provided that the SailingStone Parties may, upon 10 days’ written notice, terminate the Agreement on the thirtieth day prior to the last date on which individuals may be nominated for election as directors at the 2020 Annual Meeting, and (ii) such other date mutually agreed upon by the SailingStone Parties and the Issuer.

CUSIP No. 75281A109	SCHEDULE 13D/A	Page 7 of 9 Pages

In addition, on July 9, 2018, the SailingStone Parties and the Issuer issued a joint press release announcing the Agreement and certain of its material terms along with the Issuer’s initiative to search for an external candidate to serve as executive vice president, that the roles of Chairman of the Board and CEO will be separated, and that that Greg G. Maxwell, an independent director, will be appointed as Chairman of the Board effective immediately (the “Press Release”).

The foregoing summary of the Agreement is not complete and is qualified in its entirety by the full text of the Agreement and Press Release (as provided for in an exhibit to the Agreement), both of which are included under Exhibit D hereto and are incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in the entirety by the following:

(a)

The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 249,237,217 shares of Common Stock outstanding as of April 20, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the SEC on April 25, 2018.

(b)	As of the date hereof, the Reporting Persons collectively may be deemed to beneficially own 41,621,584 shares of Common Stock, which represents 16.70% of the outstanding shares of Common Stock. The number of shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons are as follows:

		Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class

	(A)	SailingStone: 41,621,584	Sole Voting and Sole Dispositive Power (1)	16.70%

	(B)	SailingStone Holdings: 41,621,584	Shared Voting and Shared Dispositive Power (2)	16.70%

	(C)	Davis: 41,621,584	Shared Voting and Shared Dispositive Power (3)	16.70%

	(D)	Settles: 41,621,584	Shared Voting and Shared Dispositive Power (4)	16.70%

____________________

(1) Such shares of Common Stock are owned by investment advisory clients of SailingStone. By reason of its investment advisory relationship with such clients, SailingStone is deemed to have sole voting and sole dispositive power over such shares of Common Stock. The economic interest in such shares of Common Stock is held by such clients.

CUSIP No. 75281A109	SCHEDULE 13D/A	Page 8 of 9 Pages

(2) Because SailingStone Holdings is the general partner of SailingStone GP LP which serves as managing member of SailingStone, SailingStone Holdings could be deemed to share the power to vote and dispose or direct the disposition of such shares of Common Stock.

(3) Because Davis is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such shares of Common Stock.

(4) Because Settles is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such shares of Common Stock.

(c)	TRANSACTIONS

Information regarding transactions in the shares of Common Stock that have been effected by the Reporting Persons during the last sixty days are set forth in Exhibit E, which is attached hereto.

No person other than SailingStone and the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit D – Agreement, dated July 9, 2018 and Press Release, dated July 9, 2018 (included as Exhibit A to the Agreement).
Exhibit E – Transactions in Securities of the Issuer During the Past Sixty Days by the Reporting Persons.

CUSIP No. 75281A109	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2018

SailingStone Capital Partners LLC*

By:	/s/ Kathlyne Kiaie
Name:	Kathlyne Kiaie
Title:	Chief Compliance Officer

SailingStone Holdings LLC*

By:	/s/ MacKenzie B. Davis
Name:	MacKenzie B. Davis
Title:	Managing Member

MacKenzie B. Davis*

By:	/s/ MacKenzie B. Davis
Name:	MacKenzie B. Davis

Kenneth L. Settles Jr.*

By:	/s/ Kenneth L. Settles Jr.
Name:	Kenneth L. Settles Jr.

* The Reporting Persons disclaim beneficial ownership in the shares of Common Stock represented herein except to the extent of their pecuniary interest therein.

EXHIBIT D

Voting Support and Nomination Agreement

This Voting Support and Nomination Agreement (this “Agreement”), dated as of July 9, 2018, is entered into by and among SailingStone Capital Partners LLC, a Delaware limited liability company (“SailingStone Capital”) and SailingStone Holdings LLC, a Delaware limited liability company (collectively, the “SailingStone Parties”, and each individually, a “SailingStone Party”) and Range Resources Corporation, a Delaware corporation (the “Company”).

WHEREAS, as of the date hereof to its knowledge, SailingStone Capital currently has discretionary investment authority and discretionary voting authority over approximately 41,621,584 shares of the Company’s common stock (“Common Stock”);

WHEREAS, subject to the terms and conditions set forth in this Agreement, the board of directors of the Company (the “Board”) will: (i) identify one (1) incumbent director who will not be included in the Board’s slate for election at the 2019 Meeting (as defined below) and one (1) incumbent director who will not be included in the Board’s slate for election as a director at the 2020 Meeting (as defined below) and (ii) cooperate in good faith with the SailingStone Parties to identify two (2) new independent directors to be appointed to the Board, who, in each case, are mutually agreeable to the Board and the SailingStone Parties; and

WHEREAS, subject to the terms and conditions set forth in this Agreement, the SailingStone Parties agree to vote all shares of Common Stock with respect to which SailingStone Capital has discretionary investment authority and discretionary voting authority in accordance with the recommendations of the Board at the 2019 Meeting and the 2020 Meeting with respect to the election of directors.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements of the parties and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each of the parties, the parties, intending to be legally bound, agree as follows:

BOARD OF DIRECTORS

1.1              Joint Appointees.

(a)               The Company (acting through the Board and the Governance and Nominating Committee of the Board) shall identify one (1) incumbent director who shall not be included in the Board’s slate for election as a director at the next annual meeting of stockholders of the Company (the “2019 Meeting”) and one (1) incumbent director (each such incumbent director, a “Non-Returning Director”) who shall not be included in the Board’s slate for election as a director at the first annual meeting of stockholders of the Company following the 2019 Meeting (the “2020 Meeting”); provided, however, that in no event shall any of the Jointly Selected Directors (as defined below) be selected as a “Non-Returning Director”.

(b)               Both the Company (acting through the Board and the Governance and Nominating Committee of the Board) and the SailingStone Parties shall have the ability to recommend to the other party director candidates for appointment to the Board and shall consider in good faith any director candidates proposed by the other party for such directorships. Upon the recommendation of a director candidate by the Company or the SailingStone Parties, as applicable (a “Submitting Party”) to the other Party (the “Receiving Party”), the Receiving Party shall notify the Submitting Party as promptly as reasonably practicable whether or not such Receiving Party agrees to the recommendation of such Submitting Party. If such Receiving Party does not agree to the recommendation of such Submitting Party (it being understood that a Receiving Party may withhold its agreement in its sole discretion), each of the Company and the SailingStone Parties shall have the right to continue to recommend to the other Party additional director candidates, which the other Party shall consider in good faith and on an as promptly as reasonably practicable basis, and the Parties shall continue to follow the procedures of this Section 1.1(b) until the Company and the SailingStone Parties mutually agree on two (2) candidates to be appointed to the Board as independent directors (such candidates, collectively, the “Joint Appointees”, and each individually, a “Joint Appointee”, and together with any director appointed to the Board pursuant to that certain Voting Support and Nomination Agreement, dated as of August 7, 2016, by and among the SailingStone Parties and the Company, the “Jointly Selected Directors”). The Company shall take all necessary action to appoint each Joint Appointee to the Board as promptly as reasonably practicable after mutual agreement is reached by the Company and the SailingStone Parties with respect to such Joint Appointee and each such Joint Appointee shall be included in the Board’s slate for election as a director at the 2019 Meeting and the 2020 Meeting.

COVENANTS

1.2              Covenants of the SailingStone Parties.

(a)      During the period commencing on the date hereof and ending on the date this Agreement terminates in accordance with Section 4.1, the SailingStone Parties agree that at any meeting of the Company stockholders, however called, including the 2019 Meeting and the 2020 Meeting (or any adjournment or postponement thereof), and in connection with any written consent solicitation, SailingStone Capital shall vote, or cause to be voted, all of the Common Stock for which SailingStone Capital has discretionary investment authority and discretionary voting authority as of the record date of such applicable meeting, vote or consent in accordance with the recommendations of the Board with respect to: (i) the election of Company directors, including the election of the Company’s nominees to the Board, including the Joint Appointees and (ii) any other proposals or nominations proposed or supported by any other stockholder of the Company that relate specifically to the matters in clause (i) above or otherwise relate to Board makeup or structure (it being understood that the SailingStone Parties and their affiliates (as such term is defined under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”)) shall be free to vote their shares of Common Stock in their sole discretion with respect to any proposals made by the Company other than those of the type referred to in clause (i) above and any stockholder proposals not specifically related to the matters in clauses (i) and (ii) above; it also being understood that, in the case of clause (ii) above, the SailingStone Parties and their affiliates shall be permitted to vote in their sole discretion with respect to any proposals that relate to the implementation of takeover defenses or that adversely affect the rights of stockholders in a material respect). Notwithstanding the foregoing, consistent with Section 2.1(b)(i) below, in no event shall any SailingStone Party disclose publicly or to any other stockholder of the Company its intention to vote against the Company’s non-binding proposal to approve its executive compensation philosophy; provided, for avoidance of doubt, the SailingStone Parties shall be free to discuss their intentions to vote on all matters with their respective clients in the ordinary course of business in a manner that would not reasonably be expected to lead to general public disclosure regarding any SailingStone Party’s intention to vote against the Company’s non-binding proposal to approve its executive compensation philosophy.

(b)               Except as expressly set forth in this Agreement, the SailingStone Parties agree that, during the period commencing on the date hereof and ending on the date this Agreement terminates in accordance with Section 4.1, unless specifically invited in writing by the Board, none of the SailingStone Parties or any of their affiliates (as such term is defined in the Exchange Act) will in any manner, directly or indirectly (including, without limitation, by directing or requesting that any other person take such action):

(i)                 effect or seek, offer or propose (whether publicly or otherwise and whether or not subject to conditions) to effect, or announce any intention to effect or cause or participate in or in any way knowingly assist, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise and whether or not subject to conditions) to effect, or announce any intention to effect or cause or participate in: (A) any “solicitation” of “proxies” to vote (as such terms are used in applicable corporate and securities laws, but including actions that would be a solicitation but for an exemption under such laws) or consents to vote (whether or not related to the election or removal of directors) (including, without limitation, any solicitations of consents with respect to the calling of a special meeting of stockholders) with respect to the Common Stock; (B) the initiation, proposal, encouragement or solicitation of stockholders of the Company for the approval of any stockholder proposals with respect to the Company (including pursuant to Rule 14a-8 under the Exchange Act); or (C) the solicitation, advisement or knowing influence of any person with respect to the voting of any Common Stock;

(ii)              deposit any Common Stock in a voting trust or subject Common Stock to a voting agreement or other agreement or arrangement with respect to the voting of Common Stock, including, without limitation, by lending any securities of the Company to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any stockholder vote of the Company;

(iii)            publicly make or be the proponent of any recommendation, suggestion or other statement, offer or proposal of: (A) any take-over bid or tender offer for Common Stock; (B) any acquisition of a material portion of the assets or property of the Company; (C) any stock repurchase, dividend, self-tender or other change in capitalization, or any merger, amalgamation, acquisition, disposition, consolidation, recapitalization, restructuring, liquidation, dissolution, or other business combination or extraordinary transaction involving the Company or any of its subsidiaries, businesses or divisions (each, an “Extraordinary Transaction”), provided that nothing in this paragraph (iii) shall be deemed to preclude or prohibit the SailingStone Parties or their affiliates from communicating their views with respect to such matters privately to the Board or from tendering into a tender or exchange offer or receiving any consideration on the same basis as any other stockholders of the Company in connection with an Extraordinary Transaction; or from voting for or against any such Extraordinary Transaction;

(iv)             (A) requisition, call or seek to requisition or call any meeting of the Company’s stockholders; (B) except as provided herein, seek representation on the Board; (C) seek, or vote for or support another party seeking, the removal of, or vote for the removal of, any member of the Board; (D) except as provided herein, seek, or vote for or support another party seeking to elect or appoint one or more members of the Board; or (E) conduct a referendum of the Company’s stockholders;

(v)               make any request under Section 220 of the Delaware General Corporation Law or other applicable legal provisions regarding inspection of books and records or other materials (including stockholder list materials);

(vi)             form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any action contemplated in this Section 2.1;

(vii)          acquire beneficial ownership of any shares of Common Stock if, after giving effect to such acquisition, the SailingStone Parties, together with their respective affiliates, would beneficially own more than 19.99% of the issued and outstanding shares of Common Stock (for purposes of this Agreement, “beneficial ownership” and derivative terms shall have the meaning given in Rule 13d-3 under the Exchange Act);

(viii)        (1) take any action which could cause or require the Company or any affiliate (as defined in the Exchange Act) of the Company to make a public announcement regarding any of the circumstances described in paragraphs (i) through (vii) above, (2) seek or request permission to take any action described in paragraphs (i) through (vii) above (provided that, for the avoidance of doubt, the SailingStone Parties shall not be prohibited from requesting permission to take an action described in paragraph (vii) solely due to the fact that the action itself, if approved by the Company, may require the filing of an amendment to a Schedule 13D), (3) make any request to amend, waive or terminate any provision of this Section 2.1(b) (including, without limitation, this Section 2.1(b)(viii)), or, subject to paragraph (ix) below, seek permission to make any public announcement with respect to any of the circumstances described in paragraphs (i) through (vii) above, in each case, which would reasonably be expected to require (x) public disclosure thereof by the Company or (y) the filing of an amendment to any Schedule 13D or any other filing under the Exchange Act filed by the SailingStone Parties (provided that, for the avoidance of doubt, the SailingStone Parties may make such filings as are required by Sections 13 and 16 of the Exchange Act to the extent such filings are required solely in respect of the acquisition or disposition of Common Stock in compliance with this Agreement);

(ix)             knowingly enter into any discussions, negotiations, arrangements or understandings with any third party with respect to the foregoing, or knowingly take any action or propose to take any action with respect to any of the foregoing, including through the provision of advice, assistance, influence, support, public statements or encouragement.

1.3              Covenants of the Company.

(a)               During the term of this Agreement, the size of the Board shall not be greater than ten before the 2019 Meeting and shall not be greater than nine after the 2019 Meeting.

(b)               The Company shall take all necessary steps to ensure that, at all times during the term of this Agreement, the Chairman of the Board will not be the same person as the chief executive officer of the Company.

REPRESENTATIONS AND WARRANTIES

1.4              Representations of the SailingStone Parties. The SailingStone Parties represent and warrant as follows:

(a)        The SailingStone Parties have the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)               This Agreement has been duly and validly authorized, executed and delivered by the SailingStone Parties, constitutes a valid and binding obligation and agreement of the SailingStone Parties and is enforceable against the SailingStone Parties in accordance with its terms, subject to the qualification that enforceability may be limited by bankruptcy, insolvency, reorganization or other applicable laws relating to or affecting rights of creditors generally and subject to the qualification that equitable remedies, including specific performance, are discretionary.

(c)               As of the date hereof to their knowledge, the SailingStone Parties and their affiliates have discretionary investment authority and discretionary voting authority over an aggregate of approximately 41,621,584 shares of Common Stock and such shares constitute all of the Common Stock over which the SailingStone Parties and their affiliates have discretionary investment authority and discretionary voting authority. The Company acknowledges and agrees that, pursuant to applicable law and the terms of any investment advisory or similar agreements with SailingStone Capital, investment advisory clients of SailingStone Capital may have the authority to revoke SailingStone Capital’s authority to exercise voting discretion over the Common Stock, and that such investment advisory clients of SailingStone Capital are not (and shall not be) bound by the terms and conditions of this Agreement with respect to the voting of such Common Stock. The Company further acknowledges and agrees that while SailingStone Capital will use commercially reasonable efforts to obtain proxy voting materials from all investment advisory client custodians, SailingStone Capital will not be responsible for voting shares of Common Stock for which an investment advisory client’s custodian fails to forward proxy materials to SailingStone Capital.

(d)               The SailingStone Parties and their affiliates have not, and, to their knowledge, none of their investment advisory clients have formed, joined or in any way participated in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any action contemplated in Section 2.1(b).

1.5              Representations of the Company. The Company represents and warrants as follows:

(a)     The Company has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)               This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other applicable laws relating to or affecting rights of creditors generally and subject to the qualification that equitable remedies, including specific performance, are discretionary.

(c)               Kevin S. McCarthy has irrevocably resigned from the Board effective as of June 13, 2018 and Robert A. Innamorati has irrevocably resigned from the Board, effective as of September 30, 2018, the Company has accepted such resignation and Mr. Innamorati will cease to be a director as of such date.

TERMINATION

1.6              Termination. This Agreement shall remain in full force and effect until the earliest of:

(a)     thirty (30) calendar days prior to the last date on which individuals may be nominated for election as directors at the first annual meeting of the Company after the 2020 Meeting; provided that the SailingStone Parties may terminate this Agreement on the date that is thirty (30) calendar days prior to the last date on which individuals may be nominated for election as directors of the Board at the 2020 Meeting by notifying the Company in writing at least ten (10) calendar days in advance of such termination; and

(b)               such other date established by mutual written agreement of each of the parties.

1.7              Effect of Termination. Article 5 shall survive the termination of this Agreement. No termination pursuant to Section 4.1 shall relieve any party hereto from liability for any breach of this Agreement prior to such termination.

GENERAL

1.8              Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given to a party if delivered in person or sent by overnight delivery (providing proof of delivery) to the party at the following addresses (or at such other address for a party as shall be specified by like notice) on the date of delivery, or if by facsimile or email, upon confirmation of receipt:

If to the Company:

Range Resources Corporation
100 Throckmorton Street, Suite 1200
Fort Worth, Texas 76102

Attention: David Poole
Fax No.: (817) 869-9154
Email: dpoole@rangeresources.com

with copies (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

Attention: Scott A. Barshay | David Klein
Fax No.: (212) 492-0040 | (212) 492-0659
Email: sbarshay@paulweiss.com | dklein@paulweiss.com

If to the SailingStone Parties:

SailingStone Capital Partners
1 California Street, 30th Floor
San Francisco, CA 94111
Attention: Kathlyne Kiaie
Fax No.: (415) 358-4118
Email: kkiaie@sailingstonecapital.com

with a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

Attention: Marc Weingarten
Fax No.: (212) 593-5955
Email: marc.weingarten@srz.com

1.9              No Third-Party Beneficiaries. Nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any persons other than the parties hereto, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party.

1.10     Communications.

(a)        On the date of this Agreement, the Company and the SailingStone Parties shall jointly issue a mutually agreeable press release (the “Press Release”) announcing this Agreement, substantially in the form attached hereto as Exhibit A.  Prior to the issuance of the Press Release, neither the Company nor the SailingStone Parties shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other party.  No party or any of its affiliates (as defined in the Exchange Act) shall make any public statement (including, without limitation, in any filing required under the Exchange Act) concerning the subject matter of this Agreement inconsistent with the Press Release.  During the period commencing on the date hereof and ending on the date this Agreement terminates in accordance with Section 4.1, no party shall make any public announcement or statement with respect to the subject of this Agreement that is inconsistent with or contrary to the statements made in the Press Release, except as required by law or the rules and regulations under any stock exchange or governmental entity or except as with the prior written consent of the SailingStone Parties and the Company, as applicable.  The Company, with respect to its Current Report on Form 8-K, and the SailingStone Parties, with respect to the amendment of SailingStone Capital’s Schedule 13D, and each in connection with the entrance by the parties to this Agreement, will provide the other party, prior to each such filing, a reasonable opportunity to review and comment on such documents, and each such party will consider any comments from the other party in good faith. The Company acknowledges that SailingStone Capital may file this Agreement as an exhibit to its Schedule 13D.

(b)               During the period commencing on the date hereof and ending on the date this Agreement terminates in accordance with Section 4.1:

(i)                 the SailingStone Parties, their respective officers and directors and the SailingStone Parties’ controlled affiliates shall refrain from making or causing to be made, by press release or similar public statement to the press or media, or in an SEC filing, any statement or announcement that constitutes an ad hominem attack on the officers or directors of the Company or any person who has served as an officer or director of the Company in the past; and

(ii)              the Company, its affiliates and their respective officers and directors shall refrain from making or causing to be made, by press release or similar public statement to the press or media, or in an SEC filing, any statement or announcement that constitutes an ad hominem attack on the officers, directors, partners or investment professionals of the SailingStone Parties or any person who has served as an officer, director or investment professional of the SailingStone Parties in the past.

(c)               Nothing in Section 5.3(a) or 5.3(b) shall prevent the making of any factual statement as required by applicable legal process, subpoena, or legal requirement or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

1.11          Fiduciary Duties. Notwithstanding anything herein to the contrary, the SailingStone Parties shall not be required to take or omit to take any action hereunder to the extent such action (or omission of action) would reasonably be expected to be inconsistent with the SailingStone Parties’ fiduciary duties or obligations under the U.S. Investment Advisers Act of 1940 or the U.S. Investment Company Act of 1940.

1.12     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. The parties: (a) irrevocably and unconditionally consent and submit to the jurisdiction of the Court of Chancery of the State of Delaware (or, if any such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and any appellate court therefrom for purposes of any action, suit or proceeding arising out of or relating to this Agreement; (b) agree that service of any process, summons, notice or document by registered mail to the address set forth in Section 5.1 of this Agreement shall be effective service of process for any action, suit or proceeding brought against them; (c) irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement in such courts; and (d) irrevocably and unconditionally waive the right to plead or claim, and irrevocably and unconditionally agree not to plead or claim, that any action, suit or proceeding arising out of or relating to this Agreement that is brought in such courts has been brought in an inconvenient forum. Notwithstanding the foregoing, a party may seek injunctive or other equitable relief in any jurisdiction to prevent another party’s breach of this Agreement.

1.13       Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable only by the parties hereto. No party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise.

1.14       Amendments; Waivers. This Agreement may only be amended pursuant to a written agreement executed by all the parties, and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the party against whom such waiver or consent is to be effective. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

1.15       Entire Agreement. This Agreement constitutes the entire agreement of all the parties and except as provided herein supersedes any and all prior and contemporaneous agreements, memoranda,

arrangements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. No representation, warranty, promise, inducement or statement of intention has been made by any party which is not contained in this Agreement and no party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein. The parties expressly disclaim reliance on any information, statements, representations or warranties regarding the subject matter of this Agreement other than the terms of this Agreement.

1.16     Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile transmission or email transmission in a “portable document format (“.pdf”) form), each of which shall be deemed to be an original, but all of which together shall constitute one binding agreement on the parties, notwithstanding that not all parties are signatories to the same counterpart.

1.17     Expenses. The SailingStone Parties may submit reasonably detailed documentation of their actual out-of-pocket expenses incurred in connection with all matters related hereto (including the negotiation of this Agreement) and the Company shall reimburse the SailingStone Parties for such expenses; provided, however, in no event shall the Company be obligated to reimburse such expenses in excess of $150,000 in the aggregate. Except as otherwise provided in the preceding sentence, all fees, costs and expenses incurred by each party shall be paid by the party incurring such fees, costs or expenses.

1.18     Captions. The captions contained in this Agreement are for convenience only and shall not affect the construction or interpretation of any provisions of this Agreement.

1.19     Construction. Unless the express context otherwise requires: (a) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (b) references herein to any law, statue, regulation, or code mean such law, statue, regulation, or code as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time prior to the execution of this Agreement; and (c) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

1.20     Specific Performance. The parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that such damage would not be adequately compensable in damages. It is accordingly agreed that the parties are entitled to seek an injunction or specific performance of the terms hereof in addition to any other remedies at law or in equity, and a party will not take any action, directly or indirectly, in opposition to another party seeking relief on the grounds that any other remedy or relief is available at law or in equity, and the parties further agree to waive any requirement for the security or posting of any bond in connection with such remedy or relief.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

RANGE RESOURCES CORPORATION

By:	/s/ David P. Poole
	Name:	David P. Poole
	Title:	Senior Vice President

SAILINGSTONE CAPITAL PARTNERS LLC

By:	/s/ MacKenzie B. Davis
	Name:	MacKenzie B. Davis
	Title:	Managing Partner

SAILINGSTONE HOLDINGS LLC

By:	/s/ MacKenzie B. Davis
	Name:	MacKenzie B. Davis
	Title:	Managing Partner

Exhibit A

Press Release

[See Attachment]

News Release

Range Resources Corporation to Add New Independent Directors to Board

FORT WORTH, Texas, July 9, 2018. RANGE RESOURCES CORPORATION (NYSE:RRC) and SailingStone Capital Partners, LLC, owner of approximately 17% of Range’s shares outstanding, today jointly announced that they have entered into an agreement for Range to appoint two mutually agreed upon independent directors to its Board of Directors. Once identified and approved by the Board and SailingStone, the new directors will be appointed to the Board immediately and would be expected to stand for election at Range’s 2019 Annual Meeting of Stockholders. With these planned appointments, along with the recent departure of a director and the planned departure of a second director who has announced his retirement from the Board effective September 30, 2018, Range’s Board will be comprised of 10 directors, nine of whom will be independent. Range and SailingStone have also agreed to reduce the Board size to nine members by the 2019 annual stockholder meeting as part of the Board renewal process. Additionally, the Company plans to initiate an external search for an Executive Vice President to supplement and strengthen the Company’s management team. Finally, the Company has agreed to separate the Chairman and CEO roles and the Board has appointed Greg G. Maxwell, an independent Director, to the position of Chairman of the Board effective immediately.

Ken Settles, a Managing Partner at SailingStone, said, “Range Resources has built a large, contiguous acreage position in one of the lowest-cost parts of the Marcellus Shale. The company’s advantaged geology, scale, low decline rate and operational expertise should support capital-efficient development for many years to come. Range’s Marcellus Shale position is truly world-class in terms of the returns and free cash flow that it generates, and is increasingly differentiated within the industry in terms of its remaining drilling inventory. We believe that the strategic changes previously announced by the company, combined with the new initiatives outlined in this agreement, will serve shareholders well as Range shifts its focus back toward developing the Marcellus Shale, reducing leverage and employing the “Shale 2.0” business model. We thank the Range Board for their engagement on these issues, and look forward to working with the company to add two new directors to the Board.”

Greg G. Maxwell, Range’s newly appointed Chairman, said, “Range appreciates the constructive relationship the Company has with SailingStone, and is committed to ensuring that our Board has the experience needed to continue to oversee the execution of our strategy and the further development of our top tier assets. Our agreement with SailingStone reflects our mutual alignment on realizing the full value creation potential for all shareholders of the Company. We look forward to continuing to work with SailingStone to identify two new, highly-qualified independent directors whose skills and experience will be additive to those already represented on our Board.”

Under the terms of the agreement being filed today with the U.S. Securities and Exchange Commission, SailingStone has agreed to vote all of its shares in support of Range’s slate of director nominees, which is expected to include the newly appointed directors, at the Company’s 2019 Annual Meeting of Stockholders.

RANGE RESOURCES CORPORATION (NYSE:RRC) is a leading U.S. independent natural gas, NGL and oil producer with operations focused in stacked-pay projects in the Appalachian Basin and North Louisiana.  The Company pursues an organic growth strategy targeting high return, low-cost projects within its large inventory of low risk development drilling opportunities. The Company is headquartered in Fort Worth, Texas. More information about Range can be found at www.rangeresources.com.

SAILINGSTONE CAPITAL PARTNERS is an employee-owned investment advisory firm focused exclusively on providing investment solutions in the global natural resource space. Based in San Francisco, SailingStone manages concentrated, long-only equity portfolios for investors.

_________________________________________________________________________

SOURCE: Range Resources Corporation	2018-11

Range Investor Contacts:

Laith Sando, Vice President – Investor Relations

817-869-4267

lsando@rangeresources.com

EXHIBIT E

TRANSACTIONS IN SECURITIES OF THE ISSUER DURING THE PAST SIXTY DAYS

BY THE REPORTING PERSONS

No transactions in the shares of Common Stock have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, managing member, affiliate or subsidiary of any of the Reporting Persons during the last sixty days except the following transactions, each of which was made in a broker’s transaction in the open market:

Reporting Person	Sale/Purchase	Date	No. of Shares	Average Price Per Share
SailingStone	Sale	5/30/2018	112,044	$19.92